Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Cheddar News Interview – July 29, 2021

Participants:

•    Alicia Nieves, Cheddar News

•    Matt Roberts, Vacasa

Alicia Nieves:

Welcome back to cheddar news. Vacasa, the largest full service vacation rental property management company in the US, announcing that it plans to go public this fall. The company is doing so through a SPAC merger with TPG Pace Solutions. The $400 million transaction would give the company a valuation of $4.5 billion. Experts say that the global vacation vacation rental market size is expected to reach $13.9 billion by 2027. So joining us now is Matt Roberts, Vacasa CEO. Matt, thank you so much for being here. Let's start with going SPAC. Walk us through the decision to go public through a SPAC.

Matt Roberts:

Sure. Well, thanks for having me on, appreciate it. Look there's the end result is the same. We'll be a public company under the ticker symbol VCSA. We chose to go public this means versus more of a traditional approach because principally because of the partner that we could join up with here, TPG Pace really knows our business. Well, you know, as a technology company, they have tons of experience in the interplay between technology and travel. Karl Peterson, who will be joining our board, was the founder of Hotwire. So really, it was about who we got to work with in terms of the process and you know why we went this route versus another route. Again, end result is the same. We'll bring on a great capital to fuel the growth in the business and further develop our technology.

Alicia Nieves:

So with that, then what makes TPG Pace the right partner?

Matt Roberts:

Well, as I mentioned, deep expertise in travel, Karl starting Hotwire sitting on the board of Sabre. For example, Greg has extensive experience in marketplace businesses in really technology businesses at scale, high growth. And so it was a logical fit. They also had deep experience with vacation rentals, you know, seed investors in a company that we purchased earlier this year TurnKey. So there's a really deep relationship between the company and TPG Pace.

Alicia Nieves:

We know that your company partners with, you know, rental sites like Airbnb, VRBO and Booking.com, which on initial kind of glance, I thought that would be kind of your key competitors, but break down the actual partnership with those other big names. And then what is competition for you?

Matt Roberts:

Sure. Well, as you mentioned, they're really partners. We focus predominantly on the supply side of the equation. Vacation rentals as a category is rapidly growing because the preference is shifting from guests to vacation rentals versus traditional hotels. And we're well positioned to help support the overall growth in the market by going out and adding properties onto our platform. Our technology is at the core of everything we do and we've used it to build a, you know, a very scalable high growth company that's bringing great product to the distribution partners that we work with as well as direct to Vacasa.com, which is currently 35% of all the listings that we book are from, you know, directly on our site.

Alicia Nieves:

You know, I'm interested. The pandemic obviously was a major tailwind for a lot of, you know, people, you know, utilizing, you know, longer stays like the one that you, you guys do. I wonder, and I understand that you guys are projecting $1.6 billion in gross bookings. And I understand that's partly from like two week bookings, these longer extended stays. We know that was a trend during the pandemic. Do you see that being a trend coming out of this pandemic with the kind of acceleration of hybrid working?

Matt Roberts:

Yeah. There's a part of the appeal for vacation rentals. It's supporting this extended use case, as you mentioned, you know, extended stays, remote work. Those are all positives in terms of the, the trend towards guests choosing vacation rentals. But this is a trend that's been underway for over a decade. Now there was roughly 10% preference for vacation rentals in 2010, it jumped to 30% by 2019. So this isn't a new phenomenon. This is an extension of a trend that's been long underway and we're just in a great position to help support the overall industry by adding new supply into an overall growth trade trend. That's growing at twice the traditional accommodations market.

Alicia Nieves:

I'm going to try to squeeze in two questions here. I know we've got a minute left with you, Delta variant. Are you concerned? That's a headwind in terms of, you know, possible closures or kind of a pull back on people going out and about. And then secondly, when do you, when do you plan on actually being public? They be on the wall street

Matt Roberts:

Sure. On the Delta variant. We're not seeing anything. We don't anticipate they're going to be a headwind. I think what we're seeing is record volumes. That's extending out all the way through the fall too. So our business is booming. We're continuing to see strong demand daily. So, and then the second part is when do we expect to start to trade? And that'll be in the fall is the expectation when we get through regulatory filing requirements.

Alicia Nieves:

All right. Thank you so much, Matt Roberts Vacasa CEO. Good luck. When that actually happens.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by Vacasa, Inc. (“NewCo”) that will include a proxy statement for the shareholders of TPG Pace Solutions that also constitutes a prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, and in the preliminary and definitive proxy statements to be filed by TPG Pace Solutions with the SEC regarding the transaction when available. TPG Pace Solutions’ SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which will be filed by TPG Pace Solutions with the SEC as an exhibit to a Current Report on Form 8-K.